Exhibit 99.1

PRESS RELEASE

AerCap to Sell AeroTurbine Subsidiary to ILFC

Amsterdam, The Netherlands; August 3, 2011 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced today that it has entered into an agreement with International Lease Finance Corporation (ILFC) for the sale of its wholly-owned subsidiary AeroTurbine, Inc.  The closing of the AeroTurbine transaction, which is expected to occur in the coming months, remains subject to certain closing conditions and regulatory approvals.

The purchase price for all of the outstanding shares of AeroTurbine is $228 million. AerCap will continue to guarantee until December 14, 2011 AeroTurbine’s obligations under its $425 million revolving credit facility, of which approximately $298.6 million was drawn as of July 31, 2011. ILFC will, in turn, provide AerCap with a guarantee of any payments that AerCap may be required to make under the credit facility pursuant to such guarantee until such date. It is expected that AeroTurbine will seek to amend and restate the credit facility in its entirety prior to December 14, 2011.

“AerCap acquired AeroTurbine in 2006 in order to strengthen the company’s expertise in managing older aircraft. Over the last five years, we have been very successful in reducing the number of older aircraft in our portfolio and AerCap now boasts one of the youngest fleets in the industry,” says AerCap’s CEO Aengus Kelly.  Mr. Kelly further said that “AerCap expects to use the capital released from the sale of AeroTurbine to pursue transactions that will generate long term value for our shareholders.”

Credit Agricole Securities (USA) Inc. and UBS Investment Bank acted as financial advisors and Milbank, Tweed, Hadley & McCloy LLP as legal advisor to AerCap.

AerCap will host a conference call and webcast for investors and analysts at 9:30 am Eastern Time / 3:30 pm Central European Time on Friday, August 5, 2011 to review its second quarter 2011 financial results.  This transaction will be discussed in more detail during that conference call, along with others including the recently announced purchase-leaseback with American Airlines.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and currently owns and manages a fleet of 350 aircraft with an average age of 5.5 years. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom (www.aercap.com).

About AeroTurbine

AeroTurbine is a wholly-owned subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, aviation supply chain solutions, part sales and MRO services. AeroTurbine is headquartered in Miami and has operations and sales offices in the Americas, Europe, the Middle East and Asia (www.aeroturbine.com).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com